UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 15, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October15, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 15, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

15 October 2012

Barclays PLC

Tim Breedon appointed as non-executive Director

Barclays PLC and Barclays Bank PLC ("Barclays") announce that Tim Breedon has been appointed as a non-executive Director of Barclays with effect from 1 November 2012.

Tim Breedon is the former Group Chief Executive of Legal & General Group plc, having stepped down from the board and as Group Chief Executive with effect from 30 June 2012. He remains an adviser to Legal & General, primarily with responsibilities in connection with Solvency II, until 31 December 2012. Mr Breedon joined Legal & General in 1987, holding a number of roles before joining the board as Group Director (Investments) in January 2002, becoming Group Chief Executive in January 2006.

Mr Breedon served as Chairman of the Association of British Insurers (ABI) between July 2010 and July 2012, having been a director since 2007. He was also chairman of the UK Government's non-bank lending taskforce, an industry-led taskforce that looked at the structural and behavioural barriers to the development of alternative debt markets in the UK, reporting its conclusions and recommendations in March 2012. His former directorships include the Investment Management Association and the Financial Reporting Council.

Commenting, Sir David Walker, Chairman designate said, "I am delighted that Barclays has secured the services of Tim Breedon as a non-executive Director. He brings extensive knowledge and experience of financial services, regulation and customer focus to the Barclays Boards."

There is no other information required to be disclosed pursuant to paragraph LR9.6.13R of the Listing Rules of the Financial Services Authority.

-ENDS-

For further information please contact:

Investor Relations Charlie Rozes +44 (0) 20 7116 5752	Media Relations Giles Croot +44 (0) 20 7116 6132

About Barclays PLC
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com